Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Lexington Realty Trust:

We consent to the use of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Lexington Realty Trust and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-3.

(signed) KPMG LLP

New York, New York

May 14, 2008